Filed by Gannett Co., Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: Gannett Co., Inc.

Commission File No.: 333-233509

The following is an excerpt from the transcript of Gannett Co., Inc.’s earnings call held on November 4, 2019.

Paul J. Bascobert (President and Chief Executive Officer):

. . .. Next, I’d like to take a moment this morning to give a brief update on our pending merger with New Media, which is expected to close following our special shareholder meeting scheduled for November 14, assuming we receive the necessary shareholder approvals. The merger creates an exciting opportunity to deliver on our shared mission of journalistic excellence, while also driving compelling value for shareholders of both companies.

Once the transaction closes, we will more than double our number of local markets, enhancing both our scale and our ability to monetize our technology and product investments. The combined operations will have a broad local to national network of incredibly talented, experienced journalists who can continue to deliver unique award-winning content for both local communities and national audiences.

We’ll have an even stronger digital marketing solutions portfolio to better service SMBs and help them grow their businesses, as we bring together New Media’s UpCurve and our ReachLocal operations. Importantly, as we look to the future, Gannett will continue to innovate around what we believe is our core competitive advantage, our local brands and our engaged local communities built over decades on the backs of outstanding journalism. While there’s a lot of integration work ahead of us following close, we’re excited about the future of Gannett and we are confident our companies will be stronger together.

. . .

[QUESTION AND ANSWER SECTION]

Q: Kyle Evans (Analyst, Stephens, Inc.):

I guess I’ll start with kind of cost cutting. This has been a cost-cutting story for years now. You’re about to do a deal with that’s got a pretty substantial cost synergy laid on top of it. Could you help us think about the long-term potential to continue taking cost out of the business? And how close you are to kind of hitting muscle and bone where you materially impact the core products? And I’ve got some follow-ups as well.

A: Alison K. Engel (Chief Financial Officer and Treasurer):

Yeah. Hey, good morning, Kyle. Good to hear from you. I think that – look, we’ve talked about this a lot of different times and I think as a standalone company, as we’ve said, we’re always looking for ways to cut costs and those projects do become more difficult. A little bit more of a long tail on them require advanced planning. And we were thinking about that kind of over the summer, as we were starting to think about our budgets and what we would have to do as a standalone company.

I think as we’re looking to integrate with New Media, we have a lot of opportunities with respect to the manufacturing and distribution process, potential facility consolidations, duplicative public company costs and similar things that are driving our synergy-related work. I think both companies have core competencies in efficiently running their operations and doing integrations through acquisitions. So we both have those skill sets and combined, I think we can be very judicious and actually be very good at this process.

Paul’s going to speak to the hiring of AlixPartners and how they’re helping us to kick this off and the workstream that they’re leading and I think that would be also enlightening for everyone on the call. So I’m turning that over to Paul.

A: Paul J. Bascobert (President and Chief Executive Officer):

Yeah. Thanks. So we have engaged AlixPartners over the last several weeks. Both companies have been actively engaged in setting up work teams looking through the detailed synergy estimates, getting a line of sight and how we’re actually going to achieve those. And at this point, we feel good about our ability to hit the numbers that we have articulated publicly. So I think the process is going well and everybody is pretty actively engaged.

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy, any securities in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts, including, among other things, statements regarding the expected timetable for completing the proposed transaction between Gannett Co., Inc. (“Gannett”) and New Media Investment Group Inc. (“New Media”), the benefits and synergies of the proposed transaction and future opportunities for the combined company. Words such as “anticipate(s),” “expect(s),” “intend(s),” “plan(s),” “target(s),” “project(s),” “believe(s),” “will,” “aim(s),” “would,” “seek(s),” “estimate(s)” and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements are based on Gannett’s current expectations and beliefs, and Gannett cannot give any assurance that its expectations or beliefs will be attained. These forward-looking statements are not a guarantee of future performance and are subject to a number of known and unknown risks, uncertainties and other factors that could cause actual results or events to differ, possibly materially, from the expectations or estimates reflected in such forward-looking statements, including, among others:

•	the parties’ ability to consummate the proposed transaction and to meet expectations regarding the timing and completion of the proposed transaction;

•

the satisfaction or waiver of the conditions to the completion of the proposed transaction, including the receipt of the required approval of Gannett’s stockholders and New Media’s stockholders with respect to the proposed transaction, in each case, on the terms expected or on the anticipated schedule;

•	the risk that the parties may be unable to achieve the anticipated benefits of the proposed transaction, including synergies and operating efficiencies, within the expected time-frames, or at all;

•

the risk that the committed financing necessary for the consummation of the proposed transaction is unavailable at the closing, and that any replacement financing may not be available on similar terms, or at all;

•	the risk that the businesses will not be integrated successfully or that integration may be more difficult, time-consuming or costly than expected;

•

the risk that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the proposed transaction;

•	general economic and market conditions;

•	the retention of certain key employees; and

•	the combined company’s ability to grow its digital marketing and business services initiatives, and grow its digital audience and advertiser base.

Additional risk factors that could cause actual results to differ materially from expectations include, but are not limited to, the risks identified by Gannett in its most recent Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K, as well as the risks identified in the registration statement on Form S-4 (File No. 333-233509) (the “Registration Statement”) filed by New Media. All forward-looking statements speak only as of the date on which they are made. Except to the extent required by law, Gannett expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Gannett and New Media. The proposed transaction will be submitted to Gannett’s stockholders and New Media’s stockholders for their consideration. In connection with the proposed transaction, New Media has filed with the Securities and Exchange Commission (the “SEC”) the Registration Statement, which includes a prospectus with respect to shares of New Media’s common stock to be issued in the proposed transaction and a joint proxy statement for New Media’s stockholders and Gannett’s stockholders (the “Joint Proxy Statement”). The Registration Statement was declared effective by the SEC on October 10, 2019, and the Joint Proxy Statement was first mailed to stockholders of New Media and Gannett on or about October 10, 2019. Each of New Media and Gannett may also file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS OF GANNETT ARE URGED TO CAREFULLY READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by Gannett or New Media with the SEC may be obtained free of charge at the SEC’s web site, http://www.sec.gov. Copies will also be available at no charge in the “Investor Relations” sections of Gannett’s website, www.gannett.com, and New Media’s website, www.newmediainv.com.